

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Gerrit Dispersyn
President & CEO
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, Massachusetts 01752

>    **Re: Phio Pharmaceuticals Corp.**
>    **Registration Statement on Form S-1**
>    **Filed July 9, 2020**
>    **File No. 333-239779**

Dear Mr. Dispersyn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences